UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐      No  ☒

Santiago, 4 de septiembre de 2013

Señor

Fernando Coloma Correa

Superintendente de Valores y Seguros

Avenida Libertador Bernardo O’Higgins N° 1449

Santiag

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and Article 10 subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Chilean Superintendence of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

On August 20, 2013, the Company registered two lines of bonds with the Superintendencia de Valores y Seguros, one for 10 years, Nº 759, for an amount of up to 3.000.000 Unidades de Fomento (“UFs”); and the other, for 30 years, Nº 760, for an amount of up to 8.000.000 UFs.

On September 4th, 2013, the Company carried out the first placement in the local market of the dematerialized bearer bonds, with charge to the previously mentioned lines, whose most significant conditions are as follows:

1)        Series C Bonds, código nemotécnico BANDI-C, issued with charge to bond line nº 759 for a total amount of 1.000.000 UFs, expiring on August 16, 2020; in which a 3,28% placement rate was obtained; and

2)        Series D Bonds, código nemotécnico BANDI-D, issued with charge to bond nº 760 for a total amount of 4.000.000 UFs, expiring on August 16, 2034; in which a 3,76 % placement rate was obtained.

Approximately 50% of the funds will be used to refinance short time obligations, and the balance for general corporate purposes.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, September 3, 2013